19

So 10/7/02

02019263

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 13336

SEC MAIL RECEIVED PROCESSING
OCT 0 1 2002
WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. D. Andrews Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 West Lancaster Avenue, Suite 203, Box 495
(No. and Street)

Haverford	PA	19041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Grinspan (610) 527-9400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips
(Name — *if individual, state last, first, middle name*)

1077 Rydal Road, Suite 200	Rydal	PA	19046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 1 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JACK GRINSPAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. D. Andrews Company, as of July 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

NOTARIAL SEAL
LaQUISHA C. JOYNER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Sept. 4, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. D. ANDREWS CO.

FINANCIAL REPORT

JULY 31, 2002

Cunningham, Porter and Phillips

J. D. ANDREWS CO.

TABLE OF CONTENTS

Cunningham,
Porter and Phillips
Certified Public Accountants
SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL (215) 572-7400 · FAX (215) 572-7448

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
J. D. Andrews Co.

We have audited the accompanying statement of financial condition of J. D. Andrews Co. (an S Corporation) as of July 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit or obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. D. Andrews Co. as of July 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 16, 2002

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2002

ASSETS		
Cash in Bank	$ 37,349	
Commissions Receivable	10,362	
Investment in Marketable Securities, at Market Value	20,576	
Prepaid Taxes	1,293	
Prepaid Expenses	1,285	$ 70,865
FURNITURE, FIXTURES AND EQUIPMENT		
Furniture and Fixtures	3,584	
Equipment	3,373	
	6,957	
Less: Accumulated Depreciation	6,847	110
OTHER ASSET		
Federal Tax Deposit to Retain Fiscal Year		1,845
TOTAL ASSETS		$ 72,820

The accompanying notes are an integral part of the financial statements

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions Payable	$ 15,922	
Taxes Payable	955	
Accrued Expenses	567	
TOTAL LIABILITIES		$ 17,444
STOCKHOLDERS' EQUITY		
Common Stock - 400 Shares Authorized and Issued, 200 Shares Outstanding; Par Value $100	40,000	
Contributed Capital	1,000	
Retained Earnings	32,440	
Less: Treasury Stock - 200 Shares at Cost	(18,064)	
TOTAL STOCKHOLDERS' EQUITY		55,376
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 72,820

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF INCOME

FOR THE YEAR ENDED JULY 31, 2002

REVENUES		
Mutual Funds Commissions	$ 172,818	
Insurance Commissions	7,487	
Dividends	521	
TOTAL REVENUES		$ 180,826
EXPENSES		
Commissions - Mutual Funds	116,898	
Commissions - Insurance	6,666	
Rent	15,233	
Salaries	11,000	
Insurance	12,925	
Telephone	2,358	
Professional Fees	6,900	
Office Expenses	3,188	
Dues and Fees	2,666	
Taxes	1,872	
Electric	1,544	
Depreciation	147	
Other Expenses	1,123	
Interest	18	
TOTAL EXPENSES		182,538
NET (LOSS) BEFORE CORPORATE INCOME TAXES		(1,712)
PROVISION FOR CORPORATE INCOME TAXES		-
NET (LOSS) TRANSFERRED TO RETAINED EARNINGS		$ (1,712)

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2002

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at August 1, 2001	$ 40,000	$ 1,000	$ (18,064)	$ 44,152	$ 67,088
Net (Loss) for the Year Ended July 31, 2002				(1,712)	(1,712)
S Corporation Distributions				(10,000)	(10,000)
Balance at July 31, 2002	$ 40,000	$ 1,000	$ (18,064)	$ 32,440	$ 55,376

The accompanying notes are an intergral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$ (1,712)	
Adjustments to Reconcile Net (Loss) to Net Cash Provided By (Used By) Operating Activities:		
Depreciation	147	
(Increase) Decrease In:		
Commissions Receivable	(8,393)	
Prepaid Taxes	595	
Prepaid Expenses	2,031	
Federal Tax Deposit to Retain Fiscal Year	8,815	
Deposit - Rent	1,322	
Increase (Decrease) In:		
Commissions Payable	(3,260)	
Taxes Payable	(609)	
Accrued Expenses	122	
NET CASH (USED BY) OPERATING ACTIVITIES		$ (942)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Investments	(521)	
Sale of Investments	11,000	
NET CASH PROVIDED BY INVESTING ACTIVITIES		10,479
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Stockholders		(10,000)
NET (DECREASE) IN CASH		(463)
CASH, AUGUST 1, 2001		37,812
CASH, JULY 31, 2002		$ 37,349
SUPPLEMENTAL DISCLOSURES		
Interest Paid		$ 18

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J. D. Andrews Co. (Company) was incorporated on May 31, 1967, as a registered broker-dealer, and sells exclusively mutual funds and insurance products.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits with financial institutions.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed on a straight line basis over the estimated useful lives of the rated assets. The estimated useful lives of the depreciable assets are:

Furniture and Fixtures	7 Years
Equipment	5 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. Generally accepted accounting principles require that the adjustment to fair value be charged directly to retained earnings. The Company, however, shows this adjustment on the income statement. This departure is immaterial to the financial statements taken as a whole.

Cost	$20,576
Valuation Allowance	0
Fair Value	$20,576

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. COMMISSIONS RECEIVABLE

Commissions receivable consists of amounts due from mutual funds sales due within 30 days.

3. INCOME TAXES

The Company has elected by unanimous consent of its stockholders to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

4. NET CAPITAL

As a registered broker-dealer, the Company is subject to the requirements of Rule 15C3-1 under the Securities Exchange Act of 1934. The rule prohibits a broker-dealer's "aggregate indebtedness" to exceed fifteen times "net capital" as those terms are defined. On July 31, 2002, the Company's "aggregate Indebtedness" and "net capital" were $17,444 and $49,743 respectively, a ratio of .35 to 1. The Company's required capital as of July 31, 2002, is $5,000.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The Company has available at its office a copy of its most recent annual report Form X-17a-5 Focus Report – Part IIA audited and certified by independent public accountants to be examined or copied.

5. OPERATING LEASE COMMITMENTS

The Company entered into a lease agreement with a two-year term for new office facilities commencing October 1, 2001, and ending September 31, 2003.

The future minimum lease payments are as follows for the years ending July 31:

2003	$15,758
2004	2,643
2005 and Thereafter	0
	$18,401

6. RELATED PARTY TRANSACTIONS

As of July 31, 2002, commissions due to stockholders equaled $6,805. Total commissions paid to stockholders for the year ended July 31, 2002, equaled $98,381.

SUPPLEMENTARY INFORMATION

J. D. ANDREWS CO.

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

AS OF JULY 31, 2002

STOCKHOLDERS' EQUITY		$ 55,376
DEDUCT: NON-ALLOWABLE ASSETS		
12B-1 Fees Receivable	$ 259	
Prepaid Taxes	1,293	
Prepaid Expenses	1,285	
Net Furniture, Fixtures and Equipment	110	
Federal Tax Deposit to Retain Fiscal Year	1,845	
TOTAL NON-ALLOWABLE ASSETS		4,792
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		50,584
HAIRCUT		841
NET CAPITAL		49,743
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 44,743

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15C3-1 and the corresponding computation prepared and included in the Company's unaudited Part II Focus Report filing as of the same date.

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

J. D. Andrews Company [13]

SEC FILE NO.

8-13336 [14]

FIRM ID. NO.

9A-000451M [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

551 West Lancaster Avenue, Suite 203, Box 495 [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

08/01/2001 [24]

AND ENDING (MM/DD/YY)

07/31/2002 [25]

Haverford [21]	PA [22]	19041 [23]
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Grinspan [30]

(Area Code)—Telephone No.

(610) 896-2150 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of SEPT 19 2002

Manual signatures of:

1) Jack Grinspan PRESIDENT
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Cunningham, Porter and Phillips [70]

ADDRESS Number and Street	City	State	Zip Code
1077 Rydal Road [71]	Rydal [72]	PA [73]	19046 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company N 3 | 10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 07/31/2002

SEC FILE NO. 8-13336

Consolidated [ ]

Unconsolidated [X]

ASSETS

	Allowable		Non-Allowable		Total
1. Cash	$ 37,349	200			$ 37,349
2. Receivables from brokers or dealers:					
A. Clearance account		295			
B. Other		300	$	550	
3. Receivables from non-customers	10,103	355	259	600	10,362
4. Securities and spot commodities owned, at market value:					
A. Exempted securities		418			
B. Debt securities		419			
C. Options		420			
D. Other securities	20,576	424			20,576
E. Spot commodities		430			
5. Securities and/or other investments not readily marketable:					
A. At cost $ ______ 130					
B. At estimated fair value		440		610	
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	
A. Exempted securities $ ______ 150					
B. Other securities $ ______ 160					
7. Secured demand notes: market value of collateral:		470		640	
A. Exempted securities $ ______ 170					
B. Other securities $ ______ 180					
8. Memberships in exchanges:					
A. Owned, at market $ ______ 190					
B. Owned, at cost				650	
C. Contributed for use of the company, at market value				660	
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	
11. Other assets		535	4,533	735	4,533
12. TOTAL ASSETS	$ 68,028	540	$ 4,792	740	$ 72,820

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [14]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[15]
B. Other		[1115]	[1305]	[15]
15. Payable to non-customers		[1155]	[1355]	[16]
16. Securities sold not yet purchased, at market value			[1360]	[16]
17. Accounts payable, accrued liabilities, expenses and other		17,444 [1205]	[1385]	17,444 [16]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[16]
B. Secured		[1211]	[1390]	[17]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[17]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value: from outsiders	$ [990]		[1410]	[17]
C. Pursuant to secured demand note collateral agreements:			[1420]	[1]
1. from outsider:	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1]
20. TOTAL LIABILITIES		$ 17,444 [1230]	$ [1450]	$ 17,444

Ownership Equity

		Total
21. Sole proprietorship		$
22. Partnership (limited partners	$ [1020])	
23. Corporation:		
A. Preferred stock		
B. Common stock		40,000
C. Additional paid-in capital		1,000
D. Retained earnings		32,440
E. Total		73,440
F. Less capital stock in treasury		(18,064
24. TOTAL OWNERSHIP EQUITY		$ 55,376
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 72,820

OMIT PE

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/2002

COMPUTATION OF NET CAPITAL

Item	Amount	Box	Amount	Box
1. Total ownership equity from Statement of Financial Condition			$ 55,376	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			55,376	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 55,376	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 4,792	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(4,792)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 50,584	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	841	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(841)	3740
10. Net Capital			$ 49,743	3750

OMIT PE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,163	375
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	375
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	376
14.	Excess net capital (line 10 less 13)	$ 44,743	377
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 47,999	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 17,444	379
17.	Add:			
	A. Drafts for immediate credit	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	$	38
19.	Total aggregate indebtedness		$ 17,444	38
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 35	38
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		% 0	38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	38
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	38
24.	Net capital requirement (greater of line 22 or 23)	$	37
25.	Excess net capital (line 10 less 24)	$	38
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	38

OMIT PEN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews ~~Company~~

For the period (MMDDYY) from 3932 to

Number of months included in this statement

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:	
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$
b. Commissions on listed option transactions	
c. All other securities commissions	
d. Total securities commissions	
2. Gains or losses on firm securities trading accounts	
a. From market making in options on a national securities exchange	
b. From all other trading	
c. Total gain (loss)	
3. Gains or losses on firm securities investment accounts	
4. Profit (loss) from underwriting and selling groups	
5. Revenue from sale of investment company shares	172,818
6. Commodities revenue	
7. Fees for account supervision, investment advisory and administrative services	
8. Other revenue	8,008
9. Total revenue	$ 180,826

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$
11. Other employee compensation and benefits		146,164
12. Commissions paid to other broker-dealers		
13. Interest expense		
a. Includes interest on accounts subject to subordination agreements	4070	
14. Regulatory fees and expenses		
15. Other expenses		36,374
16. Total expenses		$ 182,538

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (1,712)
18. Provision for Federal income taxes (for parent only)		0
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		
a. After Federal income taxes of	4238	
20. Extraordinary gains (losses)		
a. After Federal income taxes of	4239	
21. Cumulative effect of changes in accounting principles		
22. Net income (loss) after Federal income taxes and extraordinary items		$ (1,712)

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 422

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 08/01/2001 to 07/31/200

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 67,088
A. Net income (loss)		(1,712)
B. Additions (Includes non-conforming capital of	$ [4262])	
C. Deductions (Includes non-conforming capital of S-Corporation Distributions	$ [4272])	10,000
2. Balance, end of period (From item 1800)		$ 55,376

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A
A. Increases	
B. Decreases	
4. Balance, end of period (From item 3520)	$

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)	(1)—$2,500 capital category as per Rule 15c3-1 ... 5,000	X	4
B. (k)	(2)(A)—"Special Account for the Exclusive Benefit of customers" maintained ...		4
C. (k)	(2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4
D. (k)	(3)—Exempted by order of the Commission ...		4

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
1	4600		4601		4602		4603		4604		45
1	4610		4611		4612		4613		4614		45
	4620		4621		4622		4623		4624		45
	4630		4631		4632		4633		4634		45
	4640		4641		4642		4643		4644		45
	4650		4651		4652		4653		4654		45
	4660		4661		4662		4663		4664		45
	4670		4671		4672		4673		4674		45
	4680		4681		4682		4683		4684		45
	4690		4691		4692		4693		4694		45
					TOTAL $		4699				

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities